

July 2, 2015

Andrew C. Florance
Chief Executive Officer
CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

   Re: **CoStar Group, Inc.**
     Form 10-K for the fiscal year ended December 31, 2014
     Filed February 26, 2015
     File No. 000-24531

Dear Mr. Florance:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Summary of significant accounting policies

Revenue recognition, page F-9

1. Please explain how your revenue recognition policy disclosures addresses revenue earned from your Apartments.com business. In this regard, it appears that Apartments.com earns revenue from advertising however your policy disclosure does not discuss this revenue stream. Indicate if all advertising revenue is subject to a subscription arrangement. If not, consider revising your disclosures to include advertising revenue. Further, consider expanding your MD&A results of operations disclosure to discuss underlying metrics (e.g., number of paid clicks and price per click). In addition, consider providing the disclosure required by ASC 280-10-50-40. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-312 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief